Steve Madden Announces Second Quarter 2017 Results
LONG ISLAND CITY, N.Y., August 1, 2017 - Steve Madden (Nasdaq: SHOO), a leading designer and marketer of fashion footwear and accessories for women, men and children, today announced financial results for the second quarter ended June 30, 2017.

Amounts referred to as “Adjusted” exclude the items that are described under the heading “Non-GAAP Adjustments.”

For the Second Quarter 2017:

•	Net sales increased 15.0% to $374.1 million compared to $325.4 million in the same period of 2016.

•	Gross margin was 37.3%. Adjusted gross margin was 37.4% as compared to 37.2% in the same period last year, an increase of 20 basis points.

•	Operating expenses as a percentage of sales were 26.6%. Adjusted operating expenses as a percentage of sales were 26.4% as compared to 27.0% of sales in the same period of 2016.

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Operating income totaled $41.9 million, or 11.2% of net sales. Adjusted operating income was $43.1 million, or 11.5% of net sales, compared with operating income of $35.9 million, or 11.0% of net sales, in the same period of 2016.

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Net income was $29.0 million, or $0.50 per diluted share. Adjusted net income was $29.7 million, or $0.51 per diluted share, compared to $24.7 million, or $0.41 per diluted share, in the prior year's second quarter.

Edward Rosenfeld, Chairman and Chief Executive Officer, commented, “The strong momentum in our business continued into the second quarter, as we delivered another quarter of robust sales and earnings growth despite the challenging retail environment. Once again, we saw outstanding performance in our core Steve Madden Women’s wholesale footwear division, where our trend-right product assortment continues to resonate with consumers and drive market share gains. As we look ahead to the balance of the year, we are taking a prudent approach to planning our business in light of industry headwinds.  That said, the strength of our brands and our business model gives us confidence that we are well-positioned to navigate the uncertain environment.”
Second Quarter 2017 Segment Results

Net sales for the wholesale business increased 16.3% to $305.6 million in the second quarter of 2017. Excluding the results of the recently acquired Schwartz & Benjamin, wholesale net sales increased 8.4% to $284.9 million from $262.9 million in the second quarter of 2016, driven by a strong increase in the wholesale footwear business. Gross margin in the wholesale business was 31.6%. Excluding the non-cash expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, Adjusted gross margin in the wholesale business was 31.7% compared to 31.1% in last year’s second quarter, driven by strong margin improvement in the Steve Madden Women’s wholesale footwear division.

Retail net sales in the second quarter increased 9.6% to $68.5 million compared to $62.5 million in the second quarter of the prior year. Same store sales increased 2.2% in the quarter compared to a 5.4% same store sales increase in the second quarter of 2016. Retail gross margin decreased slightly to 62.6% in the second quarter of 2017 as compared to 62.8% in the second quarter of the prior year.

During the second quarter, the Company opened one full price store and one outlet store in the U.S. as well as one full price store in Canada, and converted one U.S. full price store to an outlet location. The Company ended the quarter with 193 company-operated retail locations, including four Internet stores.

The Company’s effective tax rate for the second quarter of 2017 was 31.9%. Excluding the tax impact of the non-cash expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition and the expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, the Adjusted effective tax rate was 32.0% compared to 31.8% in the second quarter of the prior year.

Balance Sheet and Cash Flow

During the second quarter of 2017, the Company repurchased 820,848 shares of the Company’s common stock for approximately $30.8 million, which includes shares acquired through the net settlement of employee stock awards.

As of June 30, 2017, cash, cash equivalents, and current and non-current marketable securities totaled $198.6 million.

Company Outlook

The Company now expects that net sales in fiscal year 2017 will increase 9% to 11% over net sales in 2016. The Company now expects that diluted EPS on a GAAP basis for fiscal year 2017 will be in the range of $2.03 to $2.09. The Company now expects that Adjusted diluted EPS for fiscal year 2017 will be in the range of $2.18 to $2.24.

Non-GAAP Adjustments

Amounts referred to as “Adjusted” exclude the items below.

For the second quarter 2017:

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$0.4 million pre-tax ($0.3 million after-tax) in non-cash expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, included in cost of sales.

•	$0.8 million pre-tax ($0.5 million after-tax) in expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses.

For the fiscal year 2017:

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$1.7 million pre-tax ($1.1 million after-tax) in non-cash expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, included in cost of sales.

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$1.5 million pre-tax ($1.0 million after-tax) in expense incurred in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses.

•	$7.5 million pre-tax ($6.5 million after-tax) in estimated bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses.

Reconciliations of amounts on a GAAP basis to Adjusted amounts are presented in the Non-GAAP Reconciliation tables at the end of this release and identify and quantify all excluded items.

Conference Call Information

Interested stockholders are invited to listen to the second quarter earnings conference call scheduled for today, August 1, 2017, at 8:30 a.m. Eastern Time. The call will be broadcast live over the Internet and can be accessed by logging onto http://www.stevemadden.com. An online archive of the broadcast will be available within one hour of the conclusion of the call and will be accessible for a period of 30 days following the call. Additionally, a replay of the call can be accessed by dialing 1-844-512-2921 (U.S.) and 1-412-317-6671 (international), passcode 2298337, and will be available until September 1, 2017.

About Steve Madden

Steve Madden designs, sources and markets fashion-forward footwear and accessories for women, men and children. In addition to marketing products under its own brands including Steve Madden®, Dolce Vita®, Betsey Johnson®, Report®, Big Buddha®, Brian Atwood®, Cejon®, Blondo® and Mad Love®, Steve Madden is a licensee of various brands, including Kate Spade®, Superga® and Avec Les Filles®. Steve Madden also designs and sources products under private label brand names for various retailers. Steve Madden's wholesale distribution includes department stores, specialty stores, luxury retailers, national chains and mass merchants. Steve Madden also operates 193 retail stores (including Steve Madden's four Internet stores). Steve Madden licenses certain of its brands to third parties for the marketing and sale of certain products, including for ready-to-wear, outerwear, intimate apparel, eyewear, hosiery, jewelry, fragrance, luggage and bedding and bath products. For local store information and the latest Steve Madden booties, pumps, men’s and women’s boots, dress shoes, sandals and more, visit http://www.stevemadden.com/

Safe Harbor

This press release and oral statements made from time to time by representatives of the Company contain certain “forward looking statements” as that term is defined in the federal securities laws. The events described in forward looking statements may not occur. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company's plans or strategies, projected or anticipated benefits from acquisitions to be made by the Company, or projections involving anticipated revenues, earnings or other aspects of the Company's operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions are intended to identify forward looking statements. The Company cautions you that these statements concern current expectations about the Company’s future results and condition and are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Company's control, that may influence the accuracy of the statements and the projections upon which the statements are based. Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties discussed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Any one or more of these uncertainties, risks and other influences could materially affect the Company's results of operations and financial condition and whether forward looking statements made by the Company ultimately prove to be accurate and, as such, the Company's actual results, performance and achievements could differ materially from those expressed or implied in these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

STEVEN MADDEN, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In thousands, except per share amounts)
Unaudited

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOW DATA
(In thousands)
Unaudited

STEVEN MADDEN, LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
Unaudited
The Company uses non-GAAP financial information to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. Additionally, the Company believes the information assists investors in comparing the Company's performance across reporting periods on a consistent basis by excluding items that are not indicative of its core business. The non-GAAP financial information is provided in addition to, and not as an alternative to, the Company’s reported results prepared in accordance with GAAP.

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